Financial Statements
Report of Independent Registered Public
Accounting Firm
and Supplemental Information

First Financial Equity Corporation
BD# 16507

Year Ended December 31, 2019

CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34082

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FIRST FINANCIAL EQUITY CORPORATION**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7373 N. SCOTTSDALE ROAD, SUITE D-120

(No. and Street)

SCOTTSDALE	AZ	85253
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANDREW SITZMAN   480-951-0079

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SEMPLE, MARCHAL & COOPER, LLP

(Name – *if individual, state last, first, middle name*)

2700 N. CENTRAL AVE, 9TH FLOOR	PHOENIX	AZ	85004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RANDY SITZMAN _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
FIRST FINANCIAL EQUITY CORPORATION _____ , as
of DECEMBER 31 _____ , 20 19 ____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:



Signature

COO
_____
Title

_____
Notary Public

KRISTI BRADY
Notary Public - Arizona
Maricopa County
My Commission Expires
August 18, 2020

This report ** contains (check all applicable boxes):
☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement
  of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
☑ (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
  Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
  consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004-1147

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of First Financial Equity Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Financial Equity Corporation (an Arizona S-Corporation) (the "Company") as of December 31, 2019, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule of General and Administrative Expenses, the Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, and the Schedule of Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (the "Schedules") has been subjected to audit procedures in conjunction with the audit of the Company's financial statements. The Schedules are the responsibility of the Company's management. Our audit procedures included determining whether the Schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedules. In forming our opinion on the Schedules, we evaluated whether the Schedules, including their form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Semple, Marchal & Cooper, LLP

Certified Public Accountants

We have served as the Company's auditor since 2016.

Phoenix, Arizona

February 25, 2020

TEL 602-241-1500 • FAX 602-234-1867 • WWW.SEMPLECPA.COM

FIRST FINANCIAL EQUITY CORPORATION

Statement of Financial Condition

December 31, 2019

ASSETS

Cash and cash equivalents	$	651,389
Deposits with clearing organization		250,000
Commissions receivable		182,312
Prepaid expenses		45,300
Property and equipment, net		141,357
Other assets		80,506
TOTAL ASSETS	$	1,350,864

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL EQUITY CORPORATION

Statement of Financial Condition (Continued)

December 31, 2019

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Accounts payable	$	253,631
Accrued salaries, commissions and related expenses		196,664
Accrued employee 401(k) liability		77,462
Deferred rent		263,361
Due to employees		85,635
Other accrued liabilities		57,233
		933,986
Commitments and contingencies		
SHAREHOLDERS' EQUITY		
Common stock, $0.01 par value, 100,000 shares authorized, issued and outstanding		1,000
Retained earnings		415,878
Total Shareholders' Equity		416,878
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	1,350,864

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL EQUITY CORPORATION

Statement of Operations

For the Year Ended December 31, 2019

REVENUES		
Commissions	$	15,306,572
Investment advisory fees		14,902,586
Interest income		4,639
Other income		1,375,435
Total Revenues		31,589,232
OPERATING EXPENSES AND LOSSES		
Clearing charges		914,763
Commissions and bonuses		19,578,624
General and administrative		10,129,454
Advertising		140,445
Interest expense		270
Total Operating Expenses		30,763,556
Net Income	$	825,676

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL EQUITY CORPORATION

Statement of Changes in Shareholders' Equity

For the Year Ended December 31, 2019

	Common Stock	Retained Earnings	Total Shareholders' Equity
Balances December 31, 2018	$ 1,000	$ 1,009,143	$ 1,010,143
Net Income	-	825,676	825,676
Contributions	-	200,000	200,000
Distributions	-	(1,618,941)	(1,618,941)
Balances December 31, 2019	$ 1,000	$ 415,878	$ 416,878

The accompanying notes are an integral part of these financial statements.

<h1 style="text-align:center">FIRST FINANCIAL EQUITY CORPORATION</h1>

<p style="text-align:center">Statement of Cash Flows
For the Year Ended December 31, 2019</p>

Cash Flows from Operating Activities:

Net Income	$	825,676
Adjustments to Reconcile Net Income to Net Cash Provided By		
Operating Activities:		
Depreciation		29,258
Bad debt expense		78,536
Commissions receivable		580
Prepaid expenses		62,969
Other assets		(1,777)
Accounts payable		458,064
Accrued salaries, commissions and related expenses		(265,595)
Accrued employee 401(k) liability		69,282
Deferred rent		(14,884)
Due to employees		1,840
Other accrued expenses		(575,919)
Total adjustments		(157,646)
Net Cash Provided by Operating Activities		668,030
Cash Flows from Investing Activities		
Purchase of property and equipment		(134,883)
Net Cash Used by Investing Activities		(134,883)
Cash Flows from Financing Activities:		
Contributions		200,000
Payment of Distributions		(1,618,941)
Net Cash Used in Financing Activities		
		(1,418,941)
Net Decrease in Cash and Cash Equivalents		(885,794)
Cash and Cash Equivalents at Beginning of Year		1,537,183
Cash and Cash Equivalents at End of Year	$	651,389
Supplemental Disclosure of Cash Flow Information:		
Cash paid during the year for interest	$	270

<p style="text-align:center">The accompanying notes are an integral part of these financial statements.</p>

FIRST FINANCIAL EQUITY CORPORATION
Notes to the Financial Statements

1. ORGANIZATION:

First Financial Equity Corporation (an Arizona S-Corporation) ("FFEC") engages in the business of conducting security trades for clients and investment advisory services. FFEC operates as a non-clearing broker-dealer, is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"), and is subject to federal and state securities laws. FFEC processes its trades through one clearing broker-dealer. FFEC has its headquarters office and main Office of Supervisory Jurisdiction ("OSJ") located in Scottsdale, Arizona. Other satellite OSJ offices are located in the following locations: Billings, Montana; Dallas, Texas; Denver Tech Center in Greenwood Village, Colorado; Sun City, Arizona (actually located in Surprise, Arizona); and San Diego, California. Other satellite non-OSJ offices are located in the following locations: Downtown Denver in Denver, Colorado; Long Beach, California; Waco, Texas; Casper, Wyoming; Shawnee Mission, Kansas; Wichita, Kansas; Fargo, North Dakota; Tucson, Arizona and Columbus, Ohio. FFEC was incorporated on May 1, 1985 and began operations on that date. FFEC has adopted a fiscal year end of December 31.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to the accounting principles generally accepted in the United States ("GAAP") and have been consistently applied in the preparation of the financial statements. As such, the Company has adopted the accrual basis of accounting for financial statement purposes and the cash basis of accounting for income tax purposes.

Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments with an original maturity of three months or less at the time of purchase to be cash equivalents.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Commissions Receivable

At December 31, 2019, commissions receivable represent amounts due from the clearing-broker, insurance companies and other revenue sources for transactions with a trade date prior to year-end for which cash has not yet been received.

Bad Debts

The Company uses the allowance method regarding potentially uncollectible commissions receivable. As of December 31, 2019, the Company determined that no allowance for bad debts would be required. The Company incurred $78,536 in bad debts during the year associated with a related party loan.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and deposits with clearing institutions. The Company maintains its cash and cash equivalents with National Bank of Arizona. The Company maintains its deposits with the clearing organization, Hilltop Securities. As of December 31, 2019, the Company's cash and cash equivalents and deposits with clearing organization at both the National Bank of Arizona and Hilltop Securities are believed to be covered to the limit of federal depository insurance. The Company periodically may exceed the $250,000 FDIC limit; however, management does not deem this a significant risk.

Securities Owned

The Company periodically trades securities for its own account. These securities are carried at fair market value and the resulting realized gains/(losses) and changes in unrealized gains/(losses) are recorded in the statement of operations.

In accordance with the authoritative guidance on fair value measurements under GAAP, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Securities Owned (continued)

Level 1 – Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 – Inputs other than quoted prices that are observable for the asset either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3 – Inputs that are unobservable.

As of December 31, 2019, the Company did not have any securities owned, and intends to cease this practice.

Net Investment Gains/(Losses) for 2019 are as follows:

Changes in Unrealized Gains/(Losses)	$	0
Realized Gains/(Losses)		5,887
Net Investment Gains/(Losses)	$	5,887

The net investment gains of $5,887 are included in other income in the statement of operations.

Property and Equipment

Property and equipment are recorded at cost and depreciated over the estimated useful lives of the assets, which range from 3 to 7 years for financial statement purposes. The straight-line method of depreciation is used for financial statement purposes. Repairs and maintenance are charged to expense and renewals and betterments are capitalized. Depreciation expense for the year ended December 31, 2019 was $29,258.

The Company reviews its property and equipment whenever events indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value. No impairment loss was recorded during the year ended December 31, 2019.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Leases

The Company enters into operating leases for the use of office space. Rent expense related to these lease agreements is recorded on a straight-line basis.

Revenues

On January 1, 2019, the Company adopted the provisions of ASC 606, Revenue from Contracts with Customers, using the modified, cumulative-effect approach wherein the guidance is applied only to existing contracts as of the date of initial applications and to new contracts entered into thereafter. The new standard outlines a single comprehensive model for entities to depict the transfer of goods or services to customers in amounts that reflect the payment to which a company expects to be entitled in exchange for those goods or services. The standard also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgements and assets recognized from costs incurred to obtain or fulfill a contract.

The revenue recognition policies of the Company were not affected upon adoption of ASC 606.

The Company's main sources of revenue are from trading commissions and investment advisory fees.

The Company processes trades on the stock market for its clients and earns a commission at a point in time as of the trade date. These trades are handled through a third party executing-broker and are cleared through a clearing corporation, which provides the Company with a monthly summary report for all trades conducted. Commissions are earned on each trade.

The Company receives investment advisory fees monthly and quarterly, which are recognized as earned over time on a pro rata basis over the term of the contract as service is provided.

The Company also receives income from commissions paid by mutual funds, real estate investment trusts, insurance and limited partnerships for initial investments and transfers also known as trailers. These commissions are earned at a point in time when transactions are generated by brokers.

The mutual funds, real estate investment trusts, insurance companies and limited partnerships issue commission checks to the Company weekly for initial placements. Trailer commissions are generally paid monthly or quarterly.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred. The Company had advertising expense of $140,445 during the year ended December 31, 2019.

Income Taxes

Effective April 1, 2000, FFEC elected to be taxed as a Subchapter-S Corporation. Income taxes on net income are payable personally by the shareholders pursuant to elections made under Subchapter-S of the Internal Revenue Code. Accordingly, no current provision has been made for federal or state income taxes. There are currently approximately three open years for examination by federal and state taxing authorities: December 31, 2016, December 31, 2017 and December 31, 2018.

Management has determined that there are no uncertain tax positions taken by the Company.

Non-Cash Transactions

The company engaged in the following significant non-cash investing and financing activities during the year ended December 31, 2019:

1. Offset of loan receivable from a related party to an obligation to the same individual in the amount of $207,200.

3. RELATED PARTY TRANSACTIONS:

Certain amounts arising from transactions with related parties are included in the accompanying financial statements as follows for the year ended December 31, 2019:

Due to/from Related Parties:

	Balance at December 31, 2018	Changes	Balance at December 31, 2019
Loans to Former Shareholders			
George Fischer	$207,200	($207,200)	$0
Ross Sindelar	78,536	(78,536)	0
	$285,736	($285,736)	$0

3. RELATED PARTY TRANSACTIONS (continued):

George Fischer was FFEC's majority shareholder and Ross Sindelar was a minority shareholder of FFEC prior to the ownership change in 2017. The loans were unsecured. The loan with George Fischer was paid off in 2019 with credits against other obligations. The loan to Mr. Sindelar was written off as bad debt expense during 2019 as it was determined to be uncollectible. There was no interest paid or accrued on the loans during 2019. FFEC did not issue any additional loans during the year ended December 31, 2019.

During 2019, the Company received contributions in the following amounts: Jeff Graves - $100,000, Randy Sitzman - $100,000 and paid distributions in the following amounts: Jeff Graves – $794,471, Randy Sitzman - $794,471, Geoff Havre - $15,000, Ross Sindelar - $7,500, and Melissa Strouse - $7,500. Total cash contributions and distributions were $200,000 and $1,618,941 for the year ended December 31, 2019.

4. PROPERTY AND EQUIPMENT, NET:

The Company's property and equipment at December 31, 2019 is as follows:

Asset Category	Amount
Furniture and fixtures	$ 19,618
Equipment	180,033
Leasehold improvements	170,047
Total property and equipment	369,698
Accumulated depreciation	(228,341)
Property and equipment, net	$ 141,357

The Company had depreciation expense of $29,258 during the year ended December 31, 2019.

5. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Subparagraph (2) of the Rule also provides that the Company must maintain net capital of not less than $100,000.

As of December 31, 2019, the Company had net capital of $149,715 which was $49,715 in excess of its minimum net capital requirement of $100,000. Aggregate indebtedness at December 31, 2019 was $933,986.

6. **COMMITMENTS AND CONTINGENCIES:**

Operating Leases

The Company has entered into lease agreements for office space in locations including each of the following: Scottsdale, Arizona; Dallas, Texas; Denver Tech Center in Greenwood Village, in Denver, Colorado; Sun City, Arizona (actually located in Surprise, Arizona); Tucson, Arizona; Long Beach, California; Fargo, North Dakota and Glendale, Arizona. Currently, the Company has not entered into office space related leases at its branch offices located in Columbus, Ohio; Waco, Texas; and Casper, Wyoming. These offices are leased pursuant to arrangements that do not result in obligations to the Company.

Monthly base rent lease payments range from approximately $1,000 to $50,000 and the leases expire beginning in 2020 and through 2026.

The Company also had operating leases related to copier machines and other office machinery in several of its offices.

The Company had total rent expense of $1,662,183 for the year ended December 31, 2019.

The following is a schedule of future minimum lease payments under these agreements:

For the year ending December 31,

2020	$1,444,183
2021	1,255,609
2022	421,535
2023	278,781
2024	274,117
2025 and beyond	295,692
Total	$3,969,917

Governmental Regulation

The Company is subject to federal and state provisions regulating brokers and dealers. Compliance with these provisions has not had a material effect in 2019 upon the capital expenditures, net income, financial condition or competitive position of the Company. The Company's management believes that its current practices and procedures comply with all applicable federal and state requirements.

6. COMMITMENTS AND CONTINGENCIES (continued):

Litigation/Arbitrations involving Customer Complaints

FFEC had a customer complaint claiming losses in their accounts. During December 2018 the Company was a party to an arbitration hearing involving the activities of an ex- registered representative of the Company. In January 2019 the arbitration panel ruled that the Company was liable in the amount of $1,050,856. The Company had established a settlement reserve in the amount of $570,000 as of December 31, 2018. The balance of the settlement was paid in January 2019.

The Company is subject to certain claims and litigation, including unasserted claims in the normal course of business. The Company and its counsel are of the opinion that, based on information presently available, such legal matters will not have a material adverse effect on the financial position or results of operations of the Company as of December 31, 2019.

7. RESERVE REQUIREMENT:

Rule 15c3-3 of the Securities and Exchange Commission provides a formula for the maintenance by broker-dealers of reserves in connection with customer-related transactions and standards for the physical possession or control of fully-paid and excess margin securities.

There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of FFEC's business, these conditions are satisfied and the Company claims an exemption under subparagraph (k)(2)(ii) of the Rule.

8. DEPOSITS WITH CLEARING ORGANIZATION:

The Company has a deposit with the clearing organization, which is required per the signed agreement. The current required amount is $250,000.

The deposit is held in an interest-bearing cash account with an interest rate as of December 31, 2019 of approximately .85% per annum. FINRA requires that the clearing organization hold this cash in a separate account.

9. FAIR VALUES OF FINANCIAL INSTRUMENTS:

FASB ASC 825, *Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. FASB ASC 825 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments as of December 31, 2019:

Cash and cash equivalents: The carrying amounts reported in the statement of financial condition for cash and cash equivalents approximate their fair value because of the short maturity of these instruments.

Deposits with clearing organization: The carrying amount reported in the statement of financial condition for the deposit with clearing organization approximates its fair value because of the short maturity of these instruments.

Off Balance Sheet Risk

The Company introduces all customer transactions in securities traded on U.S. securities markets to another FINRA member firm on a fully-disclosed basis. The agreement between the Company and its clearing organization provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations. Therefore, no reserve for non-performance has been established as of December 31, 2019.

9. FAIR VALUES OF FINANCIAL INSTRUMENTS (continued):

 Off Balance Sheet Risk (continued)

The Company seeks to control the aforementioned risks by requiring customers or counter parties to maintain margin collateral in compliance with various regulatory requirements, the clearing organization's guidelines and industry standards. The Company monitors required margin levels daily and pursuant to such guidelines, it requires the customer to deposit additional collateral, or to reduce positions when necessary.

10. EMPLOYEE BENEFIT PLAN:

The Company maintains a defined contribution 401(k) savings plan (the "Plan") covering substantially all full-time employees. Employees are permitted to make voluntary contributions to the Plan. In addition, the Company can make contributions to the Plan. These contributions are at the discretion of management, and are subject to certain limitations. For the year ended December 31, 2019 there were no discretionary contributions made by the Company.

11. SUBSEQUENT EVENTS:

No events occurred subsequent to the December 31, 2019 statement of financial condition date and through February 25, 2020, the date the financial statements were issued, which require disclosure in these financial statements.

Supplemental Information

FIRST FINANCIAL EQUITY CORPORATION
Schedule of General and Administrative Expenses
For the Year Ended December 31, 2019

Bad debt expense	$	78,536
Bank charges		1,603
Bonding fees		15,869
Business promotion		4,085
Compliance expense		105,823
Continuing education		4,815
Depreciation expense		29,258
Dues and subscriptions		2,317
Employee expense		5,369,600
Information system expense		110,097
Insurance expense		103,011
Lease expense		1,662,183
Legal settlements		561,972
Licenses and regulatory fees		502,222
Meals and entertainment		63,155
Office expense		656,260
Outside services		77,610
Postage and delivery service		39,726
Professional fees		187,629
Referral fees		132,592
Repairs and maintenance		170,153
Telephone expense		179,246
Travel		71,692
Total General and Administrative Expenses	$	10,129,454

FIRST FINANCIAL EQUITY CORPORATION
Supplemental Schedule of Computation of
Net Capital Under SEC Rule 15c3-1
As of December 31, 2019

NET CAPITAL

Total Shareholders' Equity		$ 416,878
Deductions and/or charges		
Nonallowable assets:		
Property and equipment, net	141,357	
Other assets	125,806	
	267,163	149,715
Net capital before haircuts on securities positions		
(tentative net capital)		149,715
Haircuts on securities		
Security adjustment - long haircut position (rounded)	-	-
Net Capital		$ 149,715
Aggregate indebtedness		
Items included in the Statement of Financial Condition:		
Other accounts payable and accrued expenses		933,986
Total aggregate indebtedness		$ 933,986
Computation of basic net capital requirement		
Minimum net capital requirement - (6 2/3% of total aggregate indebtedness)		$ 62,266
Minimum net capital requirement of reporting broker-dealer		$ 100,000
Net capital requirement (greater of two amounts above)		$ 100,000
Net capital in excess of required minimum		$ 49,715
Excess net capital at 120% of requirement		$ 29,715
Ratio: Aggregate indebtedness to net capital		6.24 to 1
Net capital, as reported in Company's Part II (Unaudited) Focus Report		$ 149,715
Adjustments		-
		$ 149,715

FIRST FINANCIAL EQUITY CORPORATION

Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Exemption) and
Information for Possession or Control Requirements Under Rule 15c3-3 (Exemption) of the
Securities and Exchange Commission

The Company is exempt from Rule 15c3-3 pursuant to subparagraph (k)(2)(ii).

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004-1147

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders'
of First Financial Equity Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) First Financial Equity Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which First Financial Equity Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) First Financial Equity Corporation stated that First Financial Equity Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. First Financial Equity Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Financial Equity Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Semple, Marchal & Cooper, LLP

Certified Public Accountants

Phoenix, Arizona
February 25, 2020

TEL 602-241-1500 • FAX 602-234-1867 • WWW.SEMPLECPA.COM

FIRST FINANCIAL EQUITY
CORPORATION
Exemption Report

First Financial Equity Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17 a-5, "Reports to be made by certain brokers and dealers"). The Exemption Report was prepared as required by 17 C.F.R. 240.1 7a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

1.   The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k):

2(ii) Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of 17 C.F.R.240.17a-5 and 240.17 a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

This exemption was allowable without exception for the period January 1, 2019 through December 31, 2019.

I Randy Sitzman, affirm that to the best of knowledge and belief, this Exemption Report is true and correct.



Randy Sitzman, COO

Dated: 2-25-2020